March 01, 2006



Mr. L.M. (Theo) de Kool
Chief Financial Officer
Sara Lee Corporation
Three First National Plaza
Chicago, Illinois  60602-4260



	Re:	Sara Lee Corporation
		Form 10-K for Fiscal Year Ended July 02, 2005
      Filed September 02, 2005
		Form 10-Q for Twenty-Six Week Period Ended December 31,
2005
      Filed February 09, 2006
		File No. 001-03344



Dear Mr. de Kool:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the Fiscal Year Ended July 02, 2005

Exhibit 13 - Portions of Sara Lee`s 2004 Annual Report to
Stockholders

Ratios of Cash Flow to Balance Sheet Debt and Adjusted Cash Flow to
Total Debt, page 23

1. We note your presentation of the adjusted cash flow to total debt ratio, a non-GAAP ratio, which you disclosed that many creditors and rating agencies use for evaluation purposes. Please clarify whether you are using this non-GAAP ratio as a performance measure or as a liquidity measure. If you are using the ratio as a liquidity measure, please address how you have complied with Regulation S-K
Item 10(e)(1)(ii)(A).

Additionally, please expand your disclosure to clarify how this non-
GAAP ratio is used for evaluation purposes, and disclose the impact, if any, that your non-GAAP ratio had and may have on your debt covenants and/or credit ratings.

Consolidated Statements of Cash Flows, page 33

2. We note that you begin your reconciliation of net cash flows from operating activities with income from continuing operations, instead of with net income, as required by paragraph 28 of SFAS 95. Please revise your operating cash flow reconciliation to comply with the requirement of paragraph 28 of SFAS 95, and make parallel change to your operating cash flow reconciliation in your Form 10-Q for the quarterly period ended October 01, 2005. We note, however, that you use the correct reconciliation format in your Form 10-Q for the quarterly period ended December 31, 2005.

Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filings;

* staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Lily Dang at (202) 551-3867 or Kim Calder at
(202) 551-3701 if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3686 with any other questions.


								Sincerely,



								Karl Hiller
								Branch Chief
Mr. L.M. (Theo) de Kool
Sara Lee Corporation
March 01, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010